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CUSIP Number 583204 10 2                13G                          Page 1 of 5


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)(1)


                                Meadowcraft, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   583204 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                        [ ]   Rule 13d-1(b)

                        [ ]   Rule 13d-1(c)

                        [X]   Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Cover Page continued on separate page.)


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CUSIP Number 583204 10 2                13G                          Page 2 of 5


Cover Page (Continued)


1.       Name of Reporting Person: William J. McCanna

2.       Check the Appropriate Box if a Member of a Group:*

         (a)
         (b)

3.       SEC Use Only:

4.       Citizenship or Place of Organization: United States

         Number of                  5.      Sole Voting Power:  1,615,385
         Shares Bene-
         ficially                   6.      Shared Voting Power: 0
         Owned by
         Each                       7.      Sole Dispositive Power:  1,615,385
         Reporting
         Person With                8.      Shared Dispositive Power: 0

9.       Aggregate Amount Beneficially Owned by Reporting Person: 1,615,385

10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares:* Not Applicable

11.      Percent of Class Represented by Amount in Row 9:  8.2%

12.      Type of Reporting Person:* IN





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CUSIP Number 583204 10 2                13G                          Page 3 of 5


Item 1(a)         NAME OF ISSUER:  Meadowcraft, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
                                                      4700 Pinson Valley Parkway
                                                      Birmingham, Alabama 35215

Item 2(a)         NAME OF PERSON FILING: William J. McCanna

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  4700 Pinson Valley Parkway
                  Birmingham, Alabama 35215

Item 2(c)         CITIZENSHIP: United States

Item 2(d)         TITLE OF CLASS OF SECURITIES:  Common Stock, par value
                                                 $.01 per share

Item 2(e)         CUSIP NUMBER: 583204 10 2

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), OR (C) CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [  ]    Broker or dealer registered under Section 15 of
                               the Exchange Act

                  (b)  [  ]    Bank as defined in Section 3(a)(6) of the
                               Exchange Act

                  (c)  [  ]    Insurance Company as defined in Section 3(a)(19)
                               of the Exchange Act

                  (d)  [  ]    Investment Company registered under Section 8 of
                               the Investment Company Act

                  (e)  [  ]    Investment advisor registered in accordance
                               with Rule 13d-1(b)(1)(ii)(E)

                  (f)  [  ]    Employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F)

                  (g)  [  ]    Parent Holding Company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G)

                  (h)  [  ]    Savings association as defined in Section 3(b) of
                               the Federal Deposit Insurance Act

                  (i)  [  ]    Church plan that is excluded from the definition
                               of an investment company under Section 3(c)(14) of the Investment Company Act

                  (j)  [  ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4 OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)  Amount Beneficially Owned: 1,615,385

                  (b)  Percent of Class: 8.2%

                  (c)  Number of shares as to which such person has:


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CUSIP Number 583204 10 2                13G                          Page 4 of 5

                        (i)    Sole power to vote or to direct the vote:
                               1,615,385
                        (ii)   Shared power to vote or to direct the vote: 0
                        (iii) Sole power to dispose or to direct the disposition of: 1,615,385
                        (iv) Shared power to dispose or to direct the disposition of: 0

Item 5            OWNERSHIP OF 5% OR LESS OF A CLASS: Not Applicable

Item 6            OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON: Not
                  Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not Applicable

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not
                  Applicable

Item 9            NOTICE OF DISSOLUTION OF GROUP. Not Applicable

Item 10           CERTIFICATION. Not Applicable


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                                                                     Page 5 of 5


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 12 , 1999            /s/ William J. McCanna
                                       -----------------------------------
                                       William J. McCanna
                                       President of Meadowcraft, Inc.